Filed Pursuant to Rule 424(b)(3)

File No. 333-119756

PROSPECTUS

Terra Industries Inc.

Common Shares

This prospectus relates to 12,500,000 of our common shares which may be sold from time to time by the selling shareholders named herein on terms fixed at the time of sale. The selling shareholders shall pay the expenses of this offering. See “Plan of Distribution” beginning on page 11.

The shares covered by this prospectus are being registered to permit the selling shareholders to sell such shares from time to time in the public market. Such sales may occur through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. We will not receive any of the proceeds from the sale of common shares by selling shareholders.

Our common shares are traded on the New York Stock Exchange under the symbol “TRA.” On December 22, 2004, the last reported sale price of our common shares on the New York Stock Exchange was $9.00 per share.

Before purchasing any of the shares covered by this prospectus, investors should carefully read and consider the risk factors in the section entitled “Risk Factors” beginning on page 2.

Our principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000 and our telephone number is (712) 277-1340.

Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common shares or determined that the information in this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2004.

You should rely on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission”) which registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about our company and the securities. The registration statement can be read at the Commission’s web site or at the offices mentioned in the section entitled “Where You Can Find More Information.”

The registration statement utilizes a “shelf” registration process. Under the shelf process, the selling shareholders may, from time to time, sell up to 12,500,000 of our common shares in one or more offerings.

RISK FACTORS

Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors set forth below. You should be prepared to accept the occurrence of any and all of the risks associated with purchasing the shares, including a loss of all of your investment.

Risks Related to the Our Business

Failure to achieve potential benefits from the recent acquisition of Mississippi Chemical could harm the business and operating results of the combined company.

We will not achieve any benefit from the recent Mississippi Chemical acquisition unless our management successfully integrates Mississippi Chemical’s business with ours in a timely manner. Our management must devote substantial time and resources to the integration of the operations of Mississippi Chemical with our core business. If we fail to accomplish this integration efficiently, we may not realize the benefits of this acquisition. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of the operation of Mississippi Chemical presents significant challenges for our management. This is compounded by the challenge of simultaneously managing the combined company. Some of the challenges associated with our acquisition of Mississippi Chemical include:

•	managing relationships with customers, suppliers and distributors with a view toward mitigating any adverse reaction to the acquisition;

•	integrating personnel with disparate business backgrounds, cultures and geographical locations;

•	defining and executing a comprehensive business strategy; and

•	agreeing on operating and financial strategies with Koch Nitrogen Company, Mississippi Chemical’s 50/50 partner in an ammonia production joint venture in the Republic of Trinidad and Tobago and 50/50 partner in an ammonia shipping joint venture.

If we encounter unforeseen difficulties in the integration process that require a disproportionate amount of our management’s attention or financial or other resources, our business and financial results may be adversely affected.

Utilization of future corporate income tax benefits has been limited and could be impaired by recent ownership changes.

Anglo American plc (“Anglo”) at December 31, 2003 owned 48% of our outstanding common stock and had made public its longstanding intention to dispose that interest with the timing based on market and other conditions. On December 20, 2004 Anglo, through its wholly-owned subsidiaries, completed its sales of our common shares. Our $120 million issuance of convertible perpetual preferred stock and the sale of Anglo’s common shares resulted in a “change of control” (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) for purposes of utilizing tax benefits from net operating loss carryforwards and certain other tax attributes available to us. As a result of the change of control, our annual ability to use those benefits will generally be limited to a percentage (currently estimated at 4.27%) of our outstanding shares’ market value at the change of control date. We estimate that limitation at $35.8 million. Consequently, realization of tax benefits from our operating loss carryforwards could be delayed by these limitations or could possibly be lost due to expiration of our carryforward periods beginning in 2018.

A substantial portion of our operating expense is related to the cost of natural gas, and an increase in such cost that is either unexpected or not accompanied by increases in selling prices of our products could result in reduced profit margins and lower production of our products.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2003 comprised about 66% of total costs and expenses for our North American nitrogen products business,

44% of total costs and expenses for our U.K. nitrogen products business and 72% of total costs and expenses for our methanol business. A significant increase in the price of natural gas that is not hedged or recovered through an increase in the price of our related nitrogen and methanol products could result in reduced profit margins and lower production of our products. We have in the recent past idled one or more of our plants for periods of time in response to high natural gas prices. A significant portion of our competitors’ global nitrogen production occurs at facilities with access to fixed-priced natural gas supplies. Our competitors’ facilities’ natural gas costs have been and likely will continue to be substantially lower than ours.

Declines in the prices of our products may reduce our profit margins.

Prices for nitrogen products are influenced by the global supply and demand conditions for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. Supply is affected by increasing worldwide capacity and the increasing availability of nitrogen product exports from major producing regions such as the former Soviet Union, Canada, the Middle East, Trinidad and Venezuela. A substantial amount of new ammonia capacity is expected to be added abroad in the foreseeable future. When industry oversupply occurs, as is common in commodity businesses, the price at which we sell our nitrogen products typically declines, which results in reduced profit margins, lower production of our products and plant closures.

Fluctuations in the selling price and production cost of methanol may reduce our profit margins.

Methanol is used as a raw material in the production of downstream intermediate chemicals, such as formaldehyde, MTBE, acetic acid and numerous other chemical derivatives. Methanol prices are influenced by the supply and demand for each of these downstream products. U.S. methanol demand has declined over the past years and is expected to continue to decline due to reduced U.S. consumption of MTBE, a gasoline oxygenate and octane enhancer that uses methanol as a feedstock. Over the past several years significant industry restructuring has taken place, and most North American methanol capacity is now shut down. Industry analysts have identified approximately 7.0 million metric tonnes of new methanol capacity (20% of current global demand) that will start up from 2004 through 2006.

Our products are subject to price volatility resulting from periodic imbalances of supply and demand, which may cause the results of our operations to fluctuate.

Historically, our products’ prices have reflected frequent changes in supply and demand conditions. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for our products is dependent on demand for crop nutrients by the global agricultural industry and on the level of industrial production. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated. In addition, markets for our products are affected by general economic conditions. As a result of periodic imbalances of supply and demand, product prices have been volatile, with frequent and significant price changes. During periods of oversupply, the price at which we sell our products may be depressed and this could have a material adverse effect on our business, financial condition and results of operations.

Our products are global commodities and we face intense competition from other fertilizer producers.

Fertilizer products are global commodities and can be subject to intense price competition from both domestic and foreign sources. Fertilizers and methanol are global commodities, and customers, including end-users, dealers and other crop-nutrients producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some of our principal competitors have greater total resources and are less dependent on earnings from nitrogen fertilizer sales or methanol sales. In addition, a portion of global production benefits from fixed-price natural gas contracts that have been, and could continue to be, substantially lower priced than our natural gas. Our inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

Our business is subject to risks related to weather conditions.

Adverse weather conditions may have a significant effect on demand for our nitrogen products. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may cause agricultural customers to use different forms of nitrogen fertilizer, which may adversely affect demand for the forms that we sell. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay our customers.

Our inability to predict future seasonal nitrogen demand accurately could result in low or excess inventory, potentially at costs in excess of market value.

The nitrogen business is seasonal, with more nitrogen products used during the second quarter, in conjunction with spring planting activity, than in any other quarter. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, we and/or our customers generally build inventories during the second half of the year in order to ensure timely product availability during the peak sales season. This increases our working capital needs during this period as we fund these inventory increases and support customer credit terms. If we underestimate future demand, our profitability will be negatively impacted and our customers may acquire products from our competitors. If we overestimate future demand, we will be left with excess inventory that will have to be stored (and our results of operations will be negatively impacted by any related storage costs) and/or we may liquidate such additional inventory and/or products at sales prices below our costs.

We are substantially dependent on our manufacturing facilities, and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial expenditures.

Our manufacturing operations may be subject to significant interruption if one or more of our facilities were to experience a major accident or were damaged by severe weather or other natural disaster. In addition, our operations are subject to hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. For example, an explosion at our Port Neal, Iowa facility in 1994 required us to completely rebuild that facility. Also, a mechanical outage at our Courtright, Ontario facility in April 2001 required us to shut down that facility for approximately two months. We currently maintain property insurance, including business interruption insurance although there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at reasonable costs.

We may be adversely affected by environmental regulations.

Our operations are subject to various federal, state and local environmental, safety and health laws and regulations, including laws relating to air quality, hazardous and solid wastes and water quality. In the United States, our operations are subject to a comprehensive federal and state regulatory regime, including the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Emergency Planning and Community Right-to-Know Act, Toxic Substances Control Act and their state analogs. Our operations in Canada are also subject to various federal and provincial regulations regarding such matters, including the Canadian Environmental Protection Act administered by Environment Canada, and the Ontario Environmental Protection Act administered by the Ontario Ministry of the Environment. Our U.K. operations are subject to similar regulations under a variety of requirements, including those arising under the Integrated Pollution Prevention and Control (“IPPC”) Program. We could incur substantial costs, including capital expenditures for equipment upgrades, fines and penalties and third-party claims for damages, as a result of compliance with, violations of or liabilities under environmental laws and regulations. We are also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by federal, state, provincial or other regulatory agencies. If such materials have been or are disposed of or released at sites that require investigation and/or remediation, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” or analogous laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. Under some of these laws, responsible parties may be held jointly and severally liable for such costs, regardless of fault or the legality of the original disposal or release.

We have liability as a potentially responsible party at certain sites under CERCLA and other environmental cleanup laws. We have also been subject to related claims by private parties alleging property damage and possible personal injury arising from contamination relating to our discontinued operations. We may be subject to additional liability or additional claims in the future. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

We may be required to install additional pollution control equipment at certain facilities in order to maintain compliance with applicable environmental requirements.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations. We may be required to install additional air and water quality control equipment, such as low emission burners, scrubbers, ammonia sensors and continuous emission monitors, at certain of our facilities in order to maintain compliance with applicable environmental requirements. Such investments would reduce our income from future operations. Present and future environmental laws and regulations applicable to our operations, more vigorous enforcement policies and discovery of unknown conditions may require substantial expenditures and may have a material adverse effect on our results of operations, financial position or net cash flows.

Government regulation and agricultural policy may reduce the demand for our products.

Existing and future government regulations and laws may greatly influence the demand for our products. Existing and future agricultural and/or environmental laws and regulations may impact the amounts and locations of fertilizer application and may lead to decreases in the quantity of fertilizer applied to crops. Any such decrease in the demand for fertilizer products could result in lower unit sales and lower selling prices for our fertilizer products. U.S. governmental policies affecting the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices could also affect the demand and selling prices of our products. In addition, both we and Mississippi Chemical manufacture and sell ammonium nitrate (AN)—we do so primarily in the U.K. and Mississippi Chemical does so in the U.S. Ammonium nitrate can be used as an explosive and was used in the Oklahoma City bombing in April 1995. It is possible that either the U.S. or U.K. governments could impose limitations on the use, sale or distribution of AN, thereby limiting our ability to manufacture or sell this product. In addition, methanol, which we manufacture at two U.S. facilities, is used as a raw material in the production of formaldehyde, methyl tertiary-butyl ether (MTBE), acetic acid and numerous other chemical derivatives. Environmental initiatives to ban or reduce the use of MTBE as a fuel additive or to ban or reduce the use of formaldehyde, such as those currently underway in the United States, will adversely affect demand for methanol.

We are subject to risks associated with our international operations.

Our international business operations are subject to numerous risks and uncertainties, including difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; unexpected changes in regulatory environments; currency fluctuations; tax rates that may exceed those in the U.S.; earnings that may be subject to withholding requirements; and the imposition of tariffs, exchange controls or other restrictions. During 2003 we derived approximately 27% of our net sales from outside of the United States. Revenues from the United Kingdom accounted for more than 84% of our non-U.S. sales. If we acquire Mississippi Chemical, our business operation will include a 50% interest in an ammonia production joint venture in the Republic of Trinidad and Tobago and a 50% interest in an ammonia shipping joint venture that provides transportation of ammonia from the Trinidad facility to the United States and other world markets. Our success will be dependent, in part, on our ability to anticipate and manage effectively these and other risks that we face.

Our largest shareholder has recently sold its shares to certain investors. The investors who acquired our shares from our largest shareholder also intend to sell their shares.

Anglo American plc (“Anglo”), through its wholly-owned subsidiary Taurus Investments S.A. (“Taurus”), owned 48% of our outstanding shares at December 31, 2003. On August 6, 2004, Anglo, through Taurus, sold 12,500,000 of our shares to the other selling shareholders in the amounts listed in the table in the section “Selling Shareholders” below. Anglo disposed of its remaining interest on December 20, 2004. The other selling shareholders are selling our shares under this registration statement. The sale of Terra shares by Anglo and the other selling shareholders could depress our share price.

Our business may be adversely impacted by our significant leverage, which requires the use of a substantial portion of our excess cash flow to service our debt and may limit our access to additional capital.

We expect to remain leveraged to a substantial degree if we acquire Mississippi Chemical. We are permitted to incur additional debt, subject to the conditions of our outstanding indebtedness. Our substantial debt could have important consequences on our business. For example, it could (i) increase our vulnerability to adverse economic and industry conditions by limiting our flexibility in reacting to changes in our business industry, (ii) reduce our cash flow available to fund working capital, capital expenditures and other general corporate purposes, (iii) place us at a competitive disadvantage compared to our competitors that have less leverage and (iv) limit our ability to borrow additional funds and increase the cost of funds that we can borrow. We may not be able to reduce our financial leverage as we intend, and we may not be able to achieve an appropriate balance between growth which we consider acceptable and future reductions in financial leverage.

We may not be able to finance a change of control offer.

If we undergo a “change of control” (as defined in our indentures and the instruments governing our Series A convertible preferred shares), we may need to refinance large amounts of our debt. If a change of control occurs, we must offer to buy back the notes under our indentures and our Series A convertible preferred shares for a price equal to 101% of the notes’ principal amount or 100% of the liquidation value of our Series A convertible preferred shares, as applicable, plus any interest or dividends which has accrued and remains unpaid as of the repurchase date. We would fund repurchase obligations with our available cash, cash generated from other sources such as borrowings, sales of equity, or funds provided by a new controlling person. However, there can be no assurance that there will be sufficient funds available for any required repurchases if a change of control occurs. In addition, our credit facility may prohibit us from purchasing the notes and our Series A convertible preferred shares after a change of control until we have repaid in full our debt under such credit facility. If we fail to repurchase the notes and our Series A convertible preferred shares upon a change of control, we will be in default under our indentures and the instruments governing our Series A convertible preferred shares. Any future debt that we incur may also contain restrictions on repurchases in the event of a change of control or similar event. These repurchase restrictions may delay or make it harder for others to obtain control over us.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in this prospectus. In this prospectus and the documents incorporated by reference into this prospectus, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the following risks discussed elsewhere in this prospectus:

•	our acquisition of Mississippi Chemical and the potential loss of tax benefits related to our net operating loss carryforwards;

•	the cost of natural gas;

•	factors outside of our control that determine the price of our products;

•	risks associated with weather and seasonality;

•	the competitive and cyclical nature of our business;

•	environmental and other government regulation;

•	risks associated with international operations;

•	risks associated with our significant leverage; and

•	political and macroeconomic risks.

These and other factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

THE COMPANY

We are engaged in the production and marketing of both nitrogen products and methanol serving both agricultural and industrial end-use markets. We produce anhydrous ammonia (the basic building block of nitrogen fertilizers) and nitrogen solutions in the United States and Canada and ammonium nitrate in the United Kingdom. We own seven facilities that produce nitrogen products. Two of our seven facilities also produce methanol.

The principal customers for our North American nitrogen products are national agricultural retail chains, farm cooperatives, independent dealers and industrial customers, the last of which use our products to manufacture chemicals and plastics such as acrylonitrile, polyurethanes, fibers, explosives and adhesives.

On August 9, 2004, we announced that we had entered into an agreement to purchase all of the outstanding capital stock of Mississippi Chemical pursuant to its plan of reorganization. Mississippi Chemical, through its subsidiaries, produced and marketed for years three primary crop nutrients for farmers and the industrial market—nitrogen, phosphorus and potassium. Mississippi Chemical currently produces nitrogen and phosphorus, however its potassium operations ceased in December, 2003. See our current reports on Form 8-K, as amended, dated August 9, 2004 and October 6, 2004 for additional information.

On October 8, 2004, we announced the private offering of $100 million of 4.25% Series A cumulative convertible perpetual preferred shares. In connection with the private offering, we granted the initial purchasers of the Series A preferred shares a 30-day option to purchase an additional $20 million of such shares. The Series A preferred shares are convertible into our common shares or exchangeable for convertible subordinated debentures and contain customary anti-dilution provisions that could result in the issuance of additional common shares. We plan to use the net proceeds of the private offering to redeem up to 35% of our existing 11 1/2% Second Priority Senior Secured Notes due 2010 and for general corporate purposes.

On December 21, 2004, we announced that we completed the acquisition of Mississippi Chemical Corporation pursuant to Mississippi Chemical’s second amended restated Plan of Reorganization, and that Mississippi Chemical has exited bankruptcy.

As a result of the acquisition, we own through Mississippi Chemical a 50% interest in Point Lisas Nitrogen Limited in The Republic of Trinidad and Tobago. This facility has the capacity to produce annually 715,000 tons of ammonia from low-cost natural gas supplied under a contract with the National Gas Company of Trinidad and Tobago.

We now own nitrogen manufacturing facilities in Yazoo City, Mississippi and Donaldsonville, Louisiana, complementing our nitrogen production facilities in Sioux City, Iowa; Verdigris and Woodward, Oklahoma; Courtright, Ontario; and Billingham and Severnside, England. Production at the Donaldsonville facility is limited to one anhydrous ammonia plant that operates on a swing basis to take advantage of favorable relationships between natural gas costs and anhydrous ammonia prices.

We also now own and operate a storage and distribution terminal in Donaldsonville—one of the northernmost points on the Mississippi River capable of receiving ocean-going nitrogen vessels, and a 50% interest in an ammonia terminal located near Houston, Texas.

Prior to the transaction’s completion and pursuant to Mississippi Chemical’s Plan of Reorganization, the equity of Mississippi Phosphates Corporation was transferred to certain unsecured creditors pursuant to the Plan of Reorganization.

Terra Industries Inc., a Maryland corporation, is referred to as “Terra,” “the Company,” “we” or “our” throughout this prospectus. References to Terra also include the direct and indirect subsidiaries of Terra Industries Inc. where required by the context or unless otherwise indicated.

Subsidiaries not wholly-owned by us include a limited partnership, Terra Nitrogen Company, L.P., that, through its subsidiary, Terra Nitrogen, L.P., operates our manufacturing facility in Verdigris, Oklahoma. We are the sole general partner and the majority limited partner in Terra Nitrogen Company, L.P.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the common shares offered by them under this prospectus. We will not receive any of the proceeds from the sale of common shares offered by the selling shareholders under this prospectus.

SELLING SHAREHOLDERS

The following table sets forth the name of each selling shareholder, the number of common shares beneficially owned by each selling shareholder as of December 23, 2004, and the number of shares being registered for sale by each selling shareholder. The shares offered by this prospectus may be offered by the selling shareholders from time to time. Other than as set forth in this section, none of the selling shareholders has had a material relationship with us or our affiliates within the past three years other than as a result of owning our common shares. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Percentage ownership is based on 92,983,685 common shares outstanding as of December 23, 2004.

Selling Shareholder	Number of Shares Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering[1]
	Number	Percent	Number	Number	Percent
Perry Partners, L.P.[2]	4,160,500	4.4%	1,500,000	2,660,500	2.9%
Perry Partners International, Inc.[3]	6,669,500	7.2%	4,500,000	2,169,500	2.3%
Värde Investment Partners, L.P.[4]	5,900,000	6.3%	2,000,000	3,900,000	4.2%
Seneca Capital LP5	1,600,000	1.7%	800,000	800,000	0.9%
Seneca Capital International Ltd.[6]	3,400,000	3.7%	1,700,000	1,700,000	1.8%
Delta Onshore, LP7	160,000	0.2%	160,000	0	0%
Delta Institutional LP	840,000	0.9%	840,000	0	0%
Delta Offshore, Ltd.	860,000	0.9%	860,000	0	0%
Delta Pleiades, LP	140,000	0.2%	140,000	0	0%
Total	23,730,000	24.8%	12,500,000	11,230,000	11.7%

[1]	The number of shares owned by the selling shareholders after this offering is based on the assumption that the selling shareholders sell all of the shares registered hereby.
[2]	Perry Partners, L.P.’s principal office address is 599 Lexington Avenue, 36th Floor, New York, New York 10022, U.S.A. Includes 1,860,000 shares that may be acquired upon exercise of warrants held by Perry Principals Investments LLC.
[3]	Perry Partners International, Inc.’s principal office address is c/o CITCO Fund Services (Cayman Islands) LTD, Corporate Center, West Bay Rd., P.O. Box 31106 SMB, Grand Cayman, Cayman Islands.
[4]	Includes 900,000 shares that may be acquired upon exercise of warrants. Värde Investment Partners, L.P.’s principal office address is 8500 Normandale Lake Blvd. Suite 1570, Minneapolis, Minnesota 55437-3813, U.S.A.
[5]	Seneca Capital LP’s principal office address is c/o Seneca Capital Advisors, LLC, 950 Third Avenue, New York, New York 10022, U.S.A.
[6]	Seneca Capital International Ltd.’s principal office address is c/o Seneca Capital Advisors, LLC, 950 Third Avenue, New York, New York 10022, U.S.A.

[7]	The principal address for Delta Onshore, LP, Delta Institutional LP, Delta Offshore, Ltd. and Delta Pleiades is c/o Trafelet & Company, LLC, 900 Third Avenue, New York, New York 10022, U.S.A.

An affiliate of Perry Partners, L.P. and Perry Partners International, Inc., Perry Principals Investments LLC, is a lender under Mississippi Chemical’s rolled over debtor-in-possession loan facility including Perry Principals Investments LLC received warrants to purchase our common shares in consideration of their agreement to extend the maturity of such principal amount of loans and otherwise modify the terms of repayment of such loans. Perry Partners, L.P. and Perry Partners International, Inc. also held unsecured notes and bonds issued or guaranteed by Mississippi Chemical, and, upon consummation of our purchase of all new capital stock of Mississippi Chemical, received additional shares of our common shares, pro rata with all other holders of notes issued or guaranteed by Mississippi Chemical in satisfaction of such notes.

PLAN OF DISTRIBUTION

The selling shareholders may sell common shares offered by this prospectus from time to time directly or through broker-dealers or underwriters acting as agent or principal, on a best efforts or firm commitment basis, in one or more transactions, which may involve block transactions (which may involve crosses) on the New York Stock Exchange or on such other market on which the common shares may from time to time be trading by means of the following:

•	privately-negotiated transactions;

•	ordinary brokers’ transactions and transactions in which the broker-dealer solicits purchases;

•	“fixed price offerings” off the floors of the exchanges, or “exchange distributions” and “special offerings” of the common shares under the rules of the exchanges;

•	call or put contracts, futures contracts, options on future contracts, spot or forward contracts, caps, floors, collars or other hedging arrangements relating to the shares;

•	short sales;

•	any combination of any such methods of sale, in each case on the exchanges, in the over-the-counter market, through negotiated transactions or otherwise; or

•	any method permitted pursuant to applicable law.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling shareholders determine from time to time.

The selling shareholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling shareholders will determine the specific offering price of the shares from time to time that, at any time, may be higher or lower than the market price of our common shares on the New York Stock Exchange or such other market on which our common shares may be traded. The selling shareholders shall have the sole and absolute discretion not to accept any purchase, offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may also sell their shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from us or the selling shareholders or the purchasers of shares to whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer may be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling shareholders will attempt to sell common shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The selling shareholders and any broker-dealers or agents that act in connection with the sale of shares offered in this prospectus may be deemed “underwriters” as that term is defined under the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters,” the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

Alternatively, he selling shareholders may sell all or any part of the shares offered in this prospectus through an underwriter. The selling shareholders have not entered into any agreement with a prospective underwriter or syndicate of underwriters, and there is no assurance that any such agreement will be entered into. If the selling shareholders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus. We will not receive any proceeds from the sale of common shares by the selling shareholders.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

With respect to the selling shareholders and to the extent required by a particular offering in a prospectus supplement or, if appropriate, a post-effective amendment, we will set forth:

•	any underwriters, dealers or agents;

•	their compensation;

•	the numbers of common shares to be sold the selling shareholders; and

•	the public offering price of the common shares to be sold.

The selling shareholders shall pay the costs and expenses of the offering, which we estimate will be approximately $100,000.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed for the company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and contain an explanatory paragraph related to our 2003 application of Statement of Financial Accounting Standard No. 145, reclassifying an extraordinary loss on early retirement of debt in 2001 to continuing operations and the Company’s 2002 change in methods of accounting for goodwill and other intangible assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Mississippi Chemical Corporation and subsidiaries as of June 30, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and Ernst & Young, independent accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The KPMG LLP report dated September 3, 2004, covering the June 30, 2004 and 2003 consolidated financial statements of Mississippi Chemical Corporation and its subsidiaries, contains an explanatory paragraph that states that Mississippi Chemical Corporation’s recurring losses and insufficient liquidity has resulted in Mississippi Chemical Corporation and nine of its subsidiaries filing voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code on May 15, 2003. On July 1, 2004, Mississippi Chemical Corporation obtained replacement debtor-in-possession financing (see note 7 of Mississippi Chemical Corporation’s 2004 consolidated financial statements), and on September 2, 2004, Mississippi Chemical Corporation filed an amended plan of reorganization with the U.S. Bankruptcy Court; however, there can be no assurance that this replacement debtor-in-possession financing will be adequate to meet Mississippi Chemical Corporation’s cash flow requirements or that Mississippi Chemical Corporation’s plan of reorganization will be approved or confirmed by the U.S. Bankruptcy Court or other interested parties. These matters raise substantial doubt about the Mississippi Chemical Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The financial statements of Point Lisas Nitrogen Limited appearing in Mississippi Chemical Corporation’s Annual Report on Form 10-K/A for the year ended June 30, 2004 have been audited by Ernst & Young, independent auditors, as stated in their report included therein, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Government Filings: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file:

•	at the Commission’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and

•	at the Commission’s web site at http://www.sec.gov.

Some locations may charge prescribed or modest fees for copies. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

Stock Market: Our common shares are listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Registration Statement: We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common shares offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common shares offered under this prospectus.

Terra Information Incorporated By Reference: The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K, as amended, March 31, 2004, August 9, 2004, August 16, 2004, October 6, 2004, October 7, 2004, November 1, 2004, November 5, 2004, November 17, 2004, November 30, 2004, December 13, 2004, December 20, 2004 and December 21, 2004; and

•	the description of our capital stock contained in our registration statement on Form 8-A dated May 2, 1988 including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of the shares offered hereby will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents. You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations

Terra Industries Inc.

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa 51102

(712) 277-1340